March 21, 2008
Via EDGAR
Mr. Kevin Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Robbins & Myers, Inc. Form 10-K for the Fiscal Year Ended August 31, 2007 Filed November 13, 2007 File No. 1-13651
Dear Mr. Vaughn,
This letter sets forth the responses of Robbins & Myers, Inc. (the “Company”) to the Staff’s comment letter dated March 11, 2008. The Company has reproduced each of the Staff’s comments below and indicated its response thereafter.
Form 10-K for the Year Ended August 31, 2007
Item 7. Management’s Discussion and Analysis, Overview Page 12
1.	In your future filings, please expand the disclosure in your “Overview” to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executive are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 available on our website.
Company Response
We understand the Staff’s comment. In future filings, the Company will provide in its Overview section a more focused discussion consistent with the Staff’s comment and Release No. 33-8350.
Note 1. Summary of Accounting Policies, Common Stock Plans, Page 32
2.	We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise this note in future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Company Response
We acknowledge the Staff’s comment to expand our discussion of Black-Scholes assumptions and in future filings will provide information concerning how the assumptions utilized in the pricing model were determined.
Note 12. Business Segments and Geographic Information, Page 49
3.	We note your disclosure of identifiable assets by geographic area. It appears that this disclosure includes both tangible and intangible assets. Please revise this note in future filings to present tangible assets only by geographic area. Refer to paragraph 38 of SFAS 131(b) and question 22 in the FASB Staff Implementation Guide to SFAS 131.
Company Response
We acknowledge the Staff’s comment and will exclude intangible assets from our disclosure of identifiable assets by geographic area in our future filings.
Form 8-K Filed on October 23, 2007
4.	We note that you discuss non-GAAP measures including but not limited to adjusted EBITDA, adjusted EBIT, diluted earnings per share excluding special charges, and adjusted EBIT margin excluding special charges. In addition to your current disclosures regarding the non-GAAP presentation and discussion of EBIT and EBITDA, please revise your future filings to label these items as non-GAAP measures and provide all of the disclosures required by Regulation G and Question 8 of Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures. Please note that under Instruction 2 of Item 2.02 of Form 8-K, the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K apply to disclosures under Item 2.02.
Company Response
We have reviewed the requirements of Regulation G and the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K. In future filings, we will ensure that all non-GAAP measures are properly labeled and the related disclosures are set forth for the identified non-GAAP measures.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments concerning this response to Kevin Brown, Corporate Controller, at +1 (937) 458-6617 or to the undersigned at +1 (937) 458-6635.
Regards,
/s/ Christopher M. Hix
Christopher M. Hix
Vice President and Chief Financial Officer
cc:  Peter C. Wallace